SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TRADUÇÃO PARA O IDIOMA INGLÊS DA ATA DA 696ª REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO – C.A. DA CENTRAIS ELÉTRICAS DO NORTE DO BRASIL S.A. – ELETROBRAS.

Records of the Sixhundred and Ninety Sixth Meeting of the Board of Directors of Centrais Elétricas Brasileiras – Eletrobras.

NIRE 53300000859/CNPJ nº 00001180/0001-26.

I hereby certify, for all due purposes, that the Board of Directors of Centrais Elétricas Brasileiras – Eletrobras, met at the company’s offices sited at 409 Presidente Vargas Avenue, 13th floor, at Rio de Janeiro, in conference call with the office sited in the Federal District, on August 18th 2014 at 02:00 pm. The President of the Board, MR. MARCIO PEREIRA ZIMMERMANN presided the meeting to which the board members, namely MR. JOSÉ DA COSTA CARVALHO NETO, MR. WAGNER BITTENCOURT DE OLIVEIRA, MR. LINDEMBERG DE LIMA BEZERRA and MR. JAÍLSON JOSÉ MEDEIROS, also attended. The remaining board members, namely MR. JOSÉ ANTONIO CORRÊA COIMBRA, MR. JOÃO ANTONIO LIAN and MR. MAURÍCIO MUNIZ BARRETO DE CARVALHO did not attend this meeting and duly justified their absences. Decisions: a) DEL 084/2014. Approval of the capital increase at CTEEP. b) DEL 085/2014. Amazonas Distribution Company – Approval of money transfer in an amount of up to R$ 400 million, in order to pay a portion of its debt towards Petrobras Distribution Company. c) DEL 086/2014. Eletroacre – Approval of money transfer in an amount of up to R$ 52.000.000,00, in order to pay a portion of its debt towards Petrobras Distribution Company. Without any other matters to be discussed, the President of the Board of Directors ended the meeting and ordered this record to be issued, after its content being read and approved it was duly signed by myself MARIA SILVIA SAMPAIO SANT’ANNA, Secretary to the Board. The remainder of decisions made during this meeting are not consigned herein once they are related to internal corporate matters that are of the sole interest of the Company, therefore protected under caput of Article 55 of Law 6.404 (Corporate Laws), and also beyond the reach of the norms held in Paragraph 1st  of the Article 142 of the aforementioned Law.

Rio de Janeiro, August 18, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.